CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ZEN HOLDING CORP.

The undersigned officer of Zen Holding Corp. ("Corporation") DOES HEREBY CERTIFY:

"1. The name of the Corporation is Zen Holding Corp.

2. The certificate of incorporation of the Corporation is hereby amended by striking out Articles 4 and 6 thereby and by substituting in lieu of said Articles the following new Articles:

4. The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is Three Hundred and Fifty Million (350,000,000) shares, of which Three Hundred and Forty Million (340,000,000) shall be designated as the common stock, par value $.0001 per share, and Ten Million (10,000,000) shares of which shall be designated as the preferred stock, par value $.0001 per share, of the Corporation.

6. The Board of Directors of the corporation shall be comprised of a minimum of one but no more than 5 directors. Directors shall be elected each year at the annual meeting of stockholders."

3. The foregoing Amendment of the Certificate of Incorporation was duly approved by the Corporation's Board of Directors in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and thereby was duly adopted by the affirmation vote of the holders of a majority of the outstanding stock entitled to vote thereon at a meeting of stockholders.

IN WITNESS WHEREOF, I have executed this Certificate of Amendment this 9th day of July, 2010.

/s/ John P. Milcetich

Name: John P. Milcetich
Title: CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:28 PM 09/22/2010
FILED 01:28 PM 09/22/2010
SRV 100930568 - 2419873 FILE